Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

The following table presents the ratio of earnings to fixed charges and the coverage deficiency for the last five fiscal years and nine months ended September 30, 2006 (in thousands).

	For the Nine Months Ended September 30, 2006	For the Year Ended December 31,
		2005	2004	2003	2002	2001
Fixed Charges	$170	$248	$203	$82	$104	$158
Interest Expensed	$86	$147	$117	$46	$74	$132
Estimate of the interest within rental expense	$84	$101	$86	$36	$30	$26
Earnings	$(26,409)	$(31,599)	$(43,866)	$(31,313)	$(24,589)	$(22,977)
Report Net Loss	$(26,579)	$(31,847)	$(44,069)	$(31,395)	$(24,693)	$(23,135)
Fixed Charges	$170	$248	$203	$82	$104	$158
Deficiency	$(26,579)	$(31,847)	$(44,069)	$(31,395)	$(24,693)	$(23,135)

For the nine months ended September 30, 2006 and each of the five years ended December 31, 2005, 2004, 2003, 2002 and 2001, earnings are inadequate to cover fixed charges and the dollar amount of the coverage deficiency is disclosed in the above table. The Company did not have preferred stock dividends for any of the periods presented above.